UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, March 2019
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Record Software and Services Revenue in Fourth Quarter and Fiscal Year 2019
2	BlackBerry Supplemental Financial Information

Document 1

March 29, 2019
FOR IMMEDIATE RELEASE

BlackBerry Reports Record Software and Services Revenue in Fourth Quarter and Fiscal Year 2019
Fiscal Year 2019

•	Record high fiscal year 2019 total non-GAAP Software and Services revenue of $857 million and total GAAP Software and Services revenue of $845 million

•	Fiscal year 2019 total non-GAAP Software and Services revenue growth of 10% year-over-year, at the high-end of the previously provided outlook of 8% to 10%

•	Fiscal year 2019 total GAAP Software and Services revenue growth of 13% year-over-year

•	Fiscal year 2019 total Software and Services billings grew double-digits year-over-year

•	Fiscal year 2019 non-GAAP earnings per basic and diluted share of $0.24 versus $0.14 in fiscal year 2018

•	Fiscal year 2019 GAAP earnings per basic share of $0.17 and GAAP earnings per diluted share of $0.00

•	Total cash, cash equivalents, short-term and long-term investments was $1.0 billion as of February 28, 2019

•	Fiscal year 2019 free cash flow generated of $83 million, as reported
Fourth Quarter Fiscal 2019

•	Fourth quarter fiscal 2019 total company non-GAAP revenue of $257 million, or 8% growth year-over-year; total company GAAP revenue of $255 million, or 9% growth year-over-year

•	Record high fourth quarter fiscal 2019 total non-GAAP Software and Services revenue of $248 million; total GAAP Software and Services revenue of $246 million

•	Fourth quarter fiscal 2019 total non-GAAP Software and Services revenue growth of 14% year-over-year; fourth quarter fiscal 2019 total GAAP Software and Services revenue growth of 16% year-over-year

•	Fourth quarter fiscal 2019 Non-GAAP earnings per basic and diluted share of $0.11; GAAP earnings per basic share of $0.09 and GAAP earnings per diluted share of $0.08

•
Fourth quarter fiscal 2019 free cash flow of $20 million, before considering the impact of acquisition and integration expenses, restructuring costs and legal proceedings; free cash flow of $18 million, as reported

WATERLOO, Ont. - March 29, 2019 - BlackBerry Limited (NYSE: BB; TSX: BB) today reported financial results for the three months and the twelve months ended February 28, 2019 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Fourth Quarter Fiscal 2019 Results

•
Total company non-GAAP revenue for the fourth quarter of fiscal 2019 was $257 million, up 8% year-over-year. Total company GAAP revenue for the fourth quarter of fiscal 2019 was $255 million, up 9% year-over-year. Total non-GAAP Software and Services revenue of $248 million, up 14% year-over-year. Total GAAP Software and Services revenue was $246 million, up 16% year-over-year. Approximately 93% of fourth quarter non-GAAP Software and Services revenue (excluding IP licensing and professional services) was recurring after including perpetual licenses that are now recognized ratably. Non-GAAP gross margin was 82% and GAAP gross margin was 81%.

•
Non-GAAP operating income was $58 million, and positive for the twelfth consecutive quarter. GAAP operating income was $28 million. Non-GAAP earnings per share was $0.11 (basic and diluted). GAAP net earnings was $0.09 per basic share and a GAAP net earnings of $0.08 per diluted share. GAAP net income includes $18 million for acquired intangibles amortization expense, $14 million in stock compensation expense, $8 million in acquisition and integration charges, a benefit of $6 million related to the fair value adjustment on the debentures, and other amounts as summarized in a table below.

•
Total cash, cash equivalents, short-term and long-term investments was $1.0 billion as of February 28, 2019. Free cash flow, before considering the impact of acquisition and integration expenses, restructuring costs and legal proceedings, was positive $20 million. Cash generated from operations was $21 million and capital expenditures were $3 million. Excluding $605 million in the face value of the company’s debt, the net cash balance at the end of the quarter was $400 million.

“We delivered on all of our fiscal 2019 financial commitments and created a solid foundation for continued profitable revenue growth in fiscal 2020,” said John Chen, Executive Chairman and CEO, BlackBerry. “I am pleased to note that BlackBerry is recognized as a $1 billion plus revenue company in security software. The combination of BlackBerry Cylance’s lightweight AI and machine learning cybersecurity capabilities with BlackBerry Spark, our secure communications platform, will make our endpoint management and embedded software products stronger and more essential for enterprises to generate value from the Internet of Things.”
Outlook
BlackBerry will provide fiscal year 2020 outlook in connection with the quarterly earnings announcement on its earnings conference call. The earnings call transcript will be made available on our website and on SEDAR.

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share for the three months ended February 28, 2019:

Q4 Fiscal 2019 Non-GAAP Adjustments		For the Three Months Ended February 28, 2019 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income before income taxes	Net income	Basic earnings per share
As reported		$255	$206	80.8%	$32	$51	$0.09
Debentures fair value adjustment(2)	Debentures fair value adjustment	—	—	—%	(6)	(6)
Restructuring charges (3)	Cost of sales	—	1	0.4%	1	1
Restructuring charges (3)	Selling, marketing and administration	—	—	—%	2	2
Software deferred revenue acquired (4)	Revenue	2	2	0.1%	2	2
Stock compensation expense (5)	Cost of sales	—	1	0.4%	1	1
Stock compensation expense (5)	Research and development	—	—	—%	3	3
Stock compensation expense (5)	Selling, marketing and administration	—	—	—%	10	10
Acquired intangibles amortization (6)	Amortization	—	—	—%	18	18
Business acquisition and integration costs (7)	Selling, marketing and administration	—	—	—%	8	8
Settlements, net (8)	Arbitration awards and settlements, net	—	—	—%	(9)	(9)
Acquisition income tax recoveries (9)	Income taxes	—	—	—%	—	(21)
		$257	$210	81.7%	$62	$60	$0.11
Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP basic earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the fourth quarter of fiscal 2019, the Company reported GAAP gross margin of $206 million or 80.8% of revenue. Excluding the impact of stock compensation expense and restructuring charges included in cost of sales and software deferred revenue acquired included in revenue, non-GAAP gross margin was $210 million, or 81.7% of revenue.

(2)
During the fourth quarter of fiscal 2019, the Company recorded the Q4 Fiscal 2019 Debentures Fair Value Adjustment of $6 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the fourth quarter of fiscal 2019, the Company incurred restructuring charges of approximately $3 million, of which $1 million was included in cost of sales, and $2 million was included in selling, marketing and administration expense.

(4)
During the fourth quarter of fiscal 2019, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $2 million, which was included in Enterprise software and services revenue.

(5)
During the fourth quarter of fiscal 2019, the Company recorded stock compensation expense of $14 million, of which $1 million was included in cost of sales, $3 million was included in research and development, and $10 million was included in selling, marketing and administration expense.

(6)	During the fourth quarter of fiscal 2019, the Company recorded amortization of intangible assets acquired through business combinations of $18 million, which was included in amortization expense.

(7)
During the fourth quarter of fiscal 2019, the Company recorded business acquisition and integration costs incurred through business combinations of $8 million, which was including in selling, marketing and administration expenses.

(8)	During the fourth quarter of fiscal 2019, the Company recorded net settlements of $9 million, which was presented on a separate line in the Consolidated Statements of Operations.

(9)
During the fourth quarter of fiscal 2019, the Company recorded income tax recoveries related to the acquisition of Cylance Inc. of $21 million, which was included in provision for (recovery of) income taxes.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the Quarters Ended
	February 28, 2019		November 30, 2018		August 31, 2018		May 31, 2018		February 28, 2018
North America	$176	69.0%	$151	66.8%	$133	63.3%	$139	65.3%	$147	63.1%
Europe, Middle East and Africa	61	23.9%	56	24.8%	53	25.3%	52	24.4%	63	27.0%
Latin America	1	0.4%	1	0.4%	3	1.4%	2	0.9%	4	1.7%
Asia Pacific	17	6.7%	18	8.0%	21	10.0%	20	9.4%	19	8.2%
Total	$255	100.0%	$226	100.0%	$210	100.0%	$213	100.0%	$233	100.0%
Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	U.S. GAAP		Adjustments		Non-GAAP
	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	February 28, 2019	February 28, 2018	February 28, 2019	February 28, 2018	February 28, 2019	February 28, 2018
Enterprise software and services (1)	$92	$108	$2	$6	$94	$114
BlackBerry Technology Solutions	55	46	—	—	55	46
Licensing, IP and other	99	58	—	—	99	58
Handheld devices	—	2	—	—	—	2
SAF	9	19	—	—	9	19
Total	$255	$233	$2	$6	$257	$239

(1)
For the three months ended February 28, 2019, Enterprise software and services U.S. GAAP revenue, adjustments to Enterprise software and services revenue, and Enterprise software and services non-GAAP revenue include $2 million, $1 million and $3 million of BlackBerry Cylance revenue, respectively.

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share for the year ended February 28, 2019:

Fiscal 2019 Non-GAAP Adjustments		For the Year Ended February 28, 2019 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Net income before income taxes	Net income	Basic earnings per share
As reported		$904	$698	77.2%	$77	$93	$0.17
Debentures fair value adjustment (2)	Debentures fair value adjustment	—	—	—%	(117)	(117)
Restructuring charges (3)	Cost of sales	—	2	0.2%	2	2
Restructuring charges (3)	Research and development	—	—	—%	2	2
Restructuring charges (3)	Selling, marketing and administration	—	—	—%	7	7
Software deferred revenue acquired (4)	Revenue	12	12	0.3%	12	12
Stock compensation expense (5)	Cost of sales	—	4	0.5%	4	4
Stock compensation expense (5)	Research and development	—	—	—%	12	12
Stock compensation expense (5)	Selling, marketing and administration	—	—	—%	52	52
Acquired intangibles amortization (6)	Amortization	—	—	—%	82	82
Business acquisition and integration costs (7)	Selling, marketing and administration	—	—	—%	12	12
Settlements, net (8)	Arbitration awards and settlements, net	—	—	—%	(9)	(9)
Acquisition income tax recoveries (9)	Income taxes	—	—	—%	—	(21)
Adjusted		$916	$716	78.2%	$136	$131	$0.24

Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP income per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During fiscal 2019, the Company reported GAAP gross margin of $698 million or 77.2% of revenue. Excluding the impact of the restructuring charges and stock compensation expense and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $716 million, or 78.2% of revenue.

(2)	During fiscal 2019, the Company recorded the Fiscal 2019 Debentures Fair Value Adjustment of $117 million, which was presented on a separate line in the Consolidated Statements of Operations.

(3)
During fiscal 2019, the Company incurred charges related to the restructuring of approximately $11 million, of which $2 million was included in cost of sales, $2 million was included in research and development, and $7 million was included in selling, marketing and administration expense.

(4)
During fiscal 2019, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $12 million, which was included in Enterprise software and services revenue.

(5)
During fiscal 2019, the Company recorded stock compensation expense of $68 million, of which $4 million was included in cost of sales, $12 million was included in research and development, and $52 million was included in selling, marketing and administration expenses.

(6)	During fiscal 2019, the Company recorded amortization of intangible assets acquired through business combinations of $82 million, which was included in amortization expense.

(7)
During fiscal 2019, the Company recorded business acquisition and integration costs incurred through business combinations of $12 million, which was including in selling, marketing and administration expenses.

(8)	During fiscal 2019, the Company recorded net settlements of $9 million, which was presented on a separate line in the Consolidated Statements of Operations.

(9)	During fiscal 2019, the Company recorded income tax recoveries related to the acquisition of Cylance Inc. of $21 million, which was included in provision for (recovery of) income taxes.
Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	US GAAP		Adjustments		Non-GAAP
	For the Years Ended		For the Years Ended		For the Years Ended
	February 28, 2019	February 28, 2018	February 28, 2019	February 28, 2018	February 28, 2019	February 28, 2018
Enterprise software and services (1)	$355	$388	$12	$35	$367	$423
BlackBerry Technology Solutions	204	163	—	—	204	163
Licensing, IP and other	286	196	—	—	286	196
Handheld devices	13	64	—	—	13	64
SAF	46	121	—	—	46	121
Total	$904	$932	$12	$35	$916	$967

(1)
For the fiscal year ended February 28, 2019, Enterprise software and services U.S. GAAP revenue, adjustments to Enterprise software and services revenue, and Enterprise software and services non-GAAP revenue include $2 million, $1 million and $3 million of BlackBerry Cylance revenue, respectively.

Conference Call and Webcast
A conference call and live webcast will be held today beginning at 8 a.m. ET, which can be accessed by dialing 1- 877-682-6267 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-800-585-8367 and entering Conference ID #8519329 and at the link above.

About BlackBerry
BlackBerry enables the Enterprise of Things by providing the technology that allows endpoints to trust one another, communicate securely, and maintain privacy.

Based in Waterloo, Ontario, BlackBerry was founded in 1984 and operates globally. The Company trades under the ticker symbol “BB” on the Toronto Stock Exchange and the New York Stock Exchange. For more information visit BlackBerry.com, and follow the company on LinkedIn, Twitter and Facebook.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@blackberry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: the Company’s plans, strategies and objectives and the anticipated benefits of its strategic initiatives including the acquisition of Cylance, and its intentions to enhance its product and service offerings.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability; the intense competition faced by BlackBerry; the occurrence or perception of a breach of BlackBerry’s network or product security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry’s dependence on its relationships with resellers and channel partners; risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect BlackBerry’s results of operations; risks related to BlackBerry’s products and services being dependent upon interoperability with rapidly changing systems provided by third parties; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; the risk that litigation against BlackBerry may result in adverse outcomes; risks related to the use and management of user data and personal information, which could give rise to liabilities as a result of legal, customer and other third-party requirements; BlackBerry’s ability to obtain rights to use third-party software; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; BlackBerry’s ability to generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the substantial asset risk faced by BlackBerry, including the potential for charges related to its long-lived assets and goodwill; risks related to BlackBerry’s indebtedness, which could adversely affect its operating flexibility and financial condition; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption capabilities, which could negatively impact

BlackBerry’s business; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry’s products and services, which can be difficult to remedy and could have a material adverse effect on BlackBerry’s business; risks related to the failure of BlackBerry’s suppliers, subcontractors, channel partners and representatives to use acceptable ethical business practices or comply with applicable laws; BlackBerry’s reliance on third parties to manufacture and repair its hardware products; risks related to fostering an ecosystem of third-party application developers; risks related to regulations regarding health and safety, hazardous materials usage and conflict minerals, and to product certification risks; risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities; risks related to the fluctuation of BlackBerry’s quarterly revenue and operating results; the volatility of the market price of BlackBerry’s common shares; and risks related to adverse economic and geopolitical conditions.

These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. Any statements that are forward-looking statements are intended to enable BlackBerry’s shareholders to view the anticipated performance and prospects of BlackBerry from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting BlackBerry’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in BlackBerry’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which BlackBerry operates. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the Three Months Ended			For the Years Ended
	February 28, 2019	November 30, 2018	February 28, 2018	February 28, 2019	February 28, 2018
Revenue	$255	$226	$233	$904	$932
Cost of sales	49	56	56	206	262
Gross margin	206	170	177	698	670
Gross margin %	80.8%	75.2%	76.0%	77.2%	71.9%
Operating expenses
Research and development	52	55	58	219	239
Selling, marketing and administration	109	91	131	406	467
Amortization	31	33	37	136	153
Debentures fair value adjustment	(6)	(69)	(34)	(117)	191
Impairment of long-lived assets	—	—	—	—	11
Loss on sale, disposal and abandonment of long-lived assets	1	2	2	3	9
Arbitration awards and settlements, net	(9)	—	—	(9)	(683)
	178	112	194	638	387
Operating income (loss)	28	58	(17)	60	283
Investment income, net	4	2	3	17	123
Income (loss) before income taxes	32	60	(14)	77	406
Provision for income taxes	(19)	1	(4)	(16)	1
Net income (loss)	$51	$59	$(10)	$93	$405
Earnings (loss) per share
Basic	$0.09	$0.11	$(0.02)	$0.17	$0.76
Diluted	$0.08	$(0.01)	$(0.06)	$0.00	$0.74

Weighted-average number of common shares outstanding (000s)
Basic	547,272	540,406	536,594	540,477	532,888
Diluted	615,593	600,906	597,094	616,467	545,886
Total common shares outstanding (000s)	547,358	547,084	536,734	547,358	536,734

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Balance Sheets

	As at
	February 28, 2019	February 28, 2018
Assets
Current
Cash and cash equivalents	$548	$816
Short-term investments	368	1,443
Accounts receivable, net	194	151
Other receivables	19	71
Income taxes receivable	9	26
Other current assets	56	38
	1,194	2,545
Restricted cash and cash equivalents	34	39
Long-term investments	55	55
Other long-term assets	28	28
Deferred income tax assets	2	3
Property, plant and equipment, net	85	64
Goodwill	1,463	569
Intangible assets, net	1,068	477
	$3,929	$3,780
Liabilities
Current
Accounts payable	$48	$46
Accrued liabilities	192	205
Income taxes payable	17	18
Deferred revenue, current	214	142
	471	411
Deferred revenue, non-current	136	53
Other long-term liabilities	19	23
Long-term debt	665	782
Deferred income tax liabilities	2	6
	1,293	1,275
Shareholders’ equity
Capital stock and additional paid-in capital	2,688	2,560
Deficit	(32)	(45)
Accumulated other comprehensive loss	(20)	(10)
	2,636	2,505
	$3,929	$3,780

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	For the Years Ended
	February 28, 2019	February 28, 2018
Cash flows from operating activities
Net income	$93	$405
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	149	177
Deferred income taxes	(25)	(7)
Stock-based compensation	67	49
Impairment of long-lived assets	—	11
Non-cash consideration received from contracts with customers	(46)	—
Loss on sale, disposal and abandonment of long-lived assets	3	9
Debentures fair value adjustment	(117)	191
Other long-term assets	—	(18)
Other long-term liabilities	(12)	5
Other	3	(6)
Net changes in working capital items:
Accounts receivable, net	(9)	49
Other receivables	52	(44)
Inventories	—	23
Income taxes receivable	17	2
Other assets	(1)	16
Accounts payable	(15)	(82)
Accrued liabilities	(21)	(36)
Income taxes payable	(2)	4
Deferred revenue	(36)	(44)
Net cash provided by operating activities	100	704
Cash flows from investing activities
Acquisition of long-term investments	(2)	(27)
Proceeds on sale or maturity of long-term investments	2	77
Acquisition of property, plant and equipment	(17)	(15)
Proceeds on sale of property, plant and equipment	1	3
Acquisition of intangible assets	(32)	(30)
Business acquisitions, net of cash acquired	(1,402)	—
Acquisition of short-term investments	(2,895)	(3,499)
Proceeds on sale or maturity of short-term investments	3,970	2,861
Net cash used in investing activities	(375)	(630)
Cash flows from financing activities
Issuance of common shares	5	8
Common shares repurchased	—	(18)
Net cash provided by (used in) financing activities	5	(10)
Effect of foreign exchange gain (loss) on cash, cash equivalents, restricted cash, and restricted cash equivalents	(3)	6
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents during the period	(273)	70
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	855	785
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$582	$855

As at	February 28, 2019	February 28, 2018
Cash and cash equivalents	$548	$816
Restricted cash and cash equivalents	$34	$39
Short-term investments	$368	$1,443
Long-term investments	$55	$55

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19

Enterprise software and services	$92	$91	$97	$108	$388	$79	$88	$96	$92	$355
BlackBerry Technology Solutions	36	38	43	46	163	47	49	53	55	204
Licensing, IP & other	32	56	50	58	196	63	56	68	99	286
Software and services	160	185	190	212	747	189	193	217	246	845
Handheld devices	37	16	9	2	64	8	5	—	—	13
Service access fees	38	37	27	19	121	16	12	9	9	46
Revenue	235	238	226	233	932	213	210	226	255	904
Cost of sales	85	63	58	56	262	52	49	56	49	206
Gross margin	150	175	168	177	670	161	161	170	206	698
Operating expenses
Research and development	61	60	60	58	239	61	51	55	52	219
Selling, marketing and administration	109	110	118	131	467	100	106	91	109	406
Amortization	40	39	37	37	153	37	35	33	31	136
Impairment of long-lived assets	—	11	—	—	11	—	—	—	—	—
Loss on sale, disposal and abandonment of long-lived assets	1	3	2	2	9	—	—	2	1	3
Debentures fair value adjustment	218	(70)	77	(34)	191	28	(70)	(69)	(6)	(117)
Arbitration awards (charges) and settlements, net	(815)	—	132	—	(683)	—	—	—	(9)	(9)
Total operating expenses	(386)	153	426	194	387	226	122	112	178	638
Operating income (loss)	536	22	(258)	(17)	283	(65)	39	58	28	60
Investment income (loss), net	136	1	(17)	3	123	6	5	2	4	17
Income (loss) before income taxes	672	23	(275)	(14)	406	(59)	44	60	32	77
Provision for (recovery of) income taxes	1	4	—	(4)	1	1	1	1	(19)	(16)
Net income (loss)	$671	$19	$(275)	$(10)	$405	$(60)	$43	$59	$51	$93
Earnings (loss) per share
Basic earnings (loss) per share	$1.26	$0.04	$(0.52)	$(0.02)	$0.76	$(0.11)	$0.08	$0.11	$0.09	$0.17
Diluted earnings (loss) per share	$1.23	$(0.08)	$(0.52)	$(0.06)	$0.74	$(0.11)	$(0.04)	$(0.01)	$0.08	$0.00
Weighted-average number of common shares outstanding (000s)
Basic	531,096	531,381	532,496	536,594	532,888	536,964	537,299	540,406	547,272	540,477
Diluted	544,077	591,881	532,496	597,094	545,886	536,964	597,799	600,906	615,593	616,467

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19
LLA impairment charge	$—	$11	$—	$—	$11	$—	$—	$—	$—	$—
Selective patent abandonment	1	2	—	2	4	—	—	—	—	—
Debentures fair value adjustment	218	(70)	77	(34)	191	28	(70)	(69)	(6)	(117)
Restructuring charges	16	16	20	26	78	4	3	1	3	11
Software deferred revenue acquired	9	11	9	6	35	4	4	2	2	12
Stock compensation expense	13	12	12	13	49	18	21	15	14	68
Acquired intangibles amortization	25	24	23	22	95	22	22	20	18	82
Business acquisition and integration	11	1	1	—	14	1	(2)	5	8	12
Arbitration awards (charges) and settlements, net	(954)	—	149	(1)	(806)	—	—	—	(9)	(9)
Legacy royalty adjustments	—	—	—	1	1	—	—	—	—	—
Acquisition income tax recoveries	—	—	—	—	—	—	—	—	(21)	(21)
Total Non-GAAP Adjustments	$(661)	$7	$291	$35	$(328)	$77	$(22)	$(26)	$9	$38

Non-GAAP Gross Profit	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19
GAAP revenue	$235	$238	$226	$233	$932	$213	$210	$226	$255	$904
Software deferred revenue acquired	9	11	9	6	35	4	4	2	2	12
Non-GAAP revenue	244	249	235	239	967	217	214	228	257	916
Total cost of sales	85	63	58	56	262	52	49	56	49	206
Non-GAAP adjustments to cost of sales	(4)	(4)	(3)	(5)	(16)	(1)	(2)	(1)	(2)	(6)
Non-GAAP Gross Profit	$163	$190	$180	$188	$721	$166	$167	$173	$210	$716

Adjusted EBITDA	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19
GAAP operating income (loss)	$536	$22	$(258)	$(17)	$283	$(65)	$39	$58	$28	$60
Non-GAAP adjustments to operating income (loss)	(522)	7	274	36	(205)	77	(22)	(26)	30	59
Non-GAAP operating income	14	29	16	19	78	12	17	32	58	119
Amortization	51	45	42	39	177	41	38	37	33	149
Acquired intangibles amortization	(25)	(24)	(23)	(22)	(95)	(22)	(22)	(20)	(18)	(82)
Adjusted EBITDA	$40	$50	$35	$36	$160	$31	$33	$49	$73	$186

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Income and Non-GAAP Earnings per Share	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19
GAAP net income (loss)	$671	$19	$(275)	$(10)	$405	$(60)	$43	$59	$51	$93
Total Non-GAAP adjustments (three months ended, after-tax)	(661)	7	291	35	(328)	77	(22)	(26)	9	38
Non-GAAP Net Income	$10	$26	$16	$25	$77	$17	$21	$33	$60	$131
Non-GAAP Earnings per Share	$0.02	$0.05	$0.03	$0.05	$0.14	$0.03	$0.04	$0.06	$0.11	$0.24
Shares outstanding for Non-GAAP earnings per share reconciliation	531,096	531,381	532,496	536,594	532,888	536,964	537,299	540,406	547,272	540,477

Non-GAAP revenue, non-GAAP income before income taxes, non-GAAP net income, non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax Restructuring Details

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19
Cost of sales	$3	$3	$2	$3	$11	$—	$1	$—	$1	$2
Research and development	3	1	1	—	5	2	—	—	—	2
Selling, marketing and administration	10	12	17	23	62	2	2	1	2	7
Total restructuring charges	$16	$16	$20	$26	$78	$4	$3	$1	$3	$11
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19
Cost of sales amortization
Property, plant and equipment	$7	$4	$5	$2	$18	$2	$1	$2	$1	$6
Intangible assets	4	2	—	—	6	2	2	2	1	7
Total in cost of sales	11	6	5	2	24	4	3	4	2	13

Operating expenses amortization
Property, plant and equipment	5	5	3	5	18	3	3	4	4	14
Intangible assets	35	34	34	32	135	34	32	29	27	122
Total in operating expenses amortization	40	39	37	37	153	37	35	33	31	136

Total amortization
Property, plant and equipment	12	9	8	7	36	5	4	6	5	20
Intangible assets	39	36	34	32	141	36	34	31	28	129
Total amortization	$51	$45	$42	$39	$177	$41	$38	$37	$33	$149

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 29, 2019	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer